Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Stantec Inc. (“Stantec” or the “Company”)

10160 – 112th Street

Edmonton, AB T5K 2L6

2.	Date of Material Change:

May 5, 2017

3.	News Release:

A news release was issued by Stantec, and disseminated through the facilities of a recognized newswire service on May 5, 2017.

4.	Summary of Material Change:

Stantec announced the completion of the divestiture of its software business, Innovyze.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

Stantec completed the divestiture of its software business, Innovyze to the EQT Mid Market US fund, part of the international alternative investments firm EQT.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted on the basis that is confidential information.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

Stantec Inc.

10160 – 112th Street

Edmonton, AB T5K 2L6

(780) 917-7022

9.	Date of Report:

May 15, 2017.